NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, JAPAN,
CANADA, NEW ZEALAND OR SOUTH AFRICA

For further information: Lawson Software	Intentia International

Media contact: Terry Blake Director, Corporate Communications +1-651-767-4766 terry.blake@lawson.com	Media contact: Lut Verschueren Global Press Relations Manager +32 473 71 32 92 lut.verschueren@intentia.be

Investor and analyst contact: Barbara Doyle Vice President, Investor Relations and Corporate Communications +1-651-767-4385 barbara.doyle@lawson.com	Investor and analyst contact: Odella Schattin Investor Communications Manager +46 733 27 51 77 odella.schattin@intentia.se

LAWSON SOFTWARE AND INTENTIA INTERNATIONAL COMBINE TO
FORM A GLOBAL LEADER IN ENTERPRISE SOFTWARE

Combination creates a global leader in enterprise software and the largest software provider dedicated to the mid-market customer segment

•              Recommended offer for all shares in Intentia International in exchange for shares of Lawson(1) common stock.

•              0.4519 share of Lawson common stock is offered for each Series B share in Intentia International.

ST. PAUL, Minnesota and STOCKHOLM, Sweden – June 2, 2005 – Lawson Software, Inc. (“Lawson” or “Lawson Software”) (NASDAQ: LWSN) today announced an agreement to combine with Stockholm, Sweden-based Intentia International AB (“Intentia”) (XSSE: INT B) in an all-stock transaction. Based on Lawson’s closing stock price of USD 5.92 on May 31, 2005, the transaction is valued at approximately USD 480 million. The transaction has been unanimously approved by the boards of directors of both companies and is expected to close by December 31, 2005, subject to certain closing conditions. The companies will host a conference call to discuss the announcement today at 9 a.m. US EDT and 3 p.m. CET (see details toward end of this news release).

Upon completion of the transaction, the company will operate under the name Lawson Software with US headquarters in St. Paul, Minnesota, and international operations headquartered in Stockholm, Sweden. The transaction will create a new company with more than 3,500 employees serving approximately 4,000 customers in 40 countries with business applications for the services, manufacturing, distribution and

(1)           As part of the contemplated combination, Lawson Software intends to complete a holding company restructuring.  All references to Lawson refer to either Lawson Software or the public holding company that will result from the restructuring.  For further details, see “The Offer” below.

maintenance sectors spanning multiple industry categories. Bringing together these two highly complementary companies of similar size will create a new entity with significant global scale and a strong balance sheet that supports long-term viability and an ability to invest in innovation.

“This is not a typical software consolidation,” said Richard Lawson, chairman of the board, Lawson Software.  “This is a combination of equal companies that has tremendous growth potential in the enterprise software market. We are very excited about going forward as a unified organization with a strong financial position and strong balance in our customers, people, products, industry markets, and geographies.”

“This is a winning combination for shareholders, clients, and employees,” said Dr. Romesh Wadhwani, chairman of the board, Intentia. “Shareholders will benefit from the greater scale, growth and profit potential of the combined business. Customers will benefit from the superior value of the great solutions and technology that each company has developed for its target vertical markets. To help our customers with their purchasing decisions of either the Intentia or Lawson platforms or applications, we are committed to providing new releases, enhancements and support for our core products for at least five years. Because there is little product and geographic overlap, the new company can retain our service and support organizations for our existing products with no disruption. We can be a single-source supplier to our customers offering them a broader range of industry-specific ERP applications. Employees will benefit from being part of a leading global company. Because there is little overlap in geographies or products, the impact on employee opportunities should be positive.”

Richard Lawson and Romesh Wadhwani will serve as co-chairmen of the new company.  Richard Lawson co-founded Lawson in 1975 and has led the technology vision for the company throughout its 30-year history.  Romesh Wadhwani, also chairman and CEO of Symphony Technology Group, is a 30-year software industry executive and strategist. He was the founder and former chairman and CEO of Aspect Development, Inc., and was vice chairman of i2 Technologies following i2’s purchase of Aspect in 1999. The co-chairmen provide more than 60 years of combined experience in the software industry. The new board of directors of the combined company will consist of three directors from Lawson, three directors from Intentia, two new directors to be selected and Harry Debes, who will be assuming the chief executive officer position in the combined company as discussed below.

Jay Coughlan, president and CEO of Lawson, has announced that he will be stepping down from his role and leaving Lawson after a transition period to be determined (see separate release issued today).

Effective June 15, 2005, Harry Debes will join Lawson as president and CEO. Debes has been a senior executive in the enterprise software industry for more than 20 years. Previously, he ran Geac Asia-Pacific, Geac Enterprise Solutions for the Americas, and America’s field operations for J.D. Edwards, which included all sales and services. Following J.D. Edwards’ acquisition by PeopleSoft, Debes left to become president and CEO of SPL Worldgroup, a leading provider of enterprise software to the electrical utility industry. Debes brings to Lawson deep knowledge of the enterprise software industry, proven business and operational skills, and a strong focus on delivering customer value and satisfaction.

Robert Barbieri will continue in his role as chief financial and performance officer of Lawson during and after the close of the transaction.  He also brings strong credentials from his previous experience as CFO of a large public company as well as his deep knowledge of Lawson. Barbieri joined Lawson in August 2000 as CFO and executive vice president of operations and was instrumental in leading Lawson from a privately held to a publicly traded company. At Lawson, Barbieri has provided leadership for business strategy and transformation operations, global finance, lender and investor relations, strategic planning and implementation, acquisitons and corporate development. From January 1997 to August 2000, Barbieri worked at Apogee Enterprises, Inc., where he served as vice president and CFO. From 1984 to 1997, Barbieri worked at Air Products and Chemicals, Inc., where he was controller for the general industries division of the gases group.

Upon the close of the transaction, Bertrand Sciard, president and CEO of Intentia, will become chief operating officer of the combined company with responsibility for all global field operations. Sciard’s deep industry knowledge and global experience in sales and services make him a strong fit for this global role. Before joining Intentia in March 2004, Sciard was executive vice president of Geac, with responsibility for all operations within EMEA and Asia Pacific. Previously, Sciard was European managing director of JBA Plc, and president and CEO of Presys. He also held several senior roles at IBM for 17 years.

The combined company will specialize in serving medium and large enterprises with a comprehensive product portfolio that encompasses all core enterprise resource planning, performance management, supply chain and asset management applications. Lawson products focus on financial, human resources, procurement, and retailing, while Intentia products focus on manufacturing, distribution and maintenance applications. As a result, the two companies have little overlap in products, customers, industry focus or geographies. This strong fit is expected to simplify the integration of the companies, minimizing customer impact. The combination also simplifies purchasing decisions for customers by offering more solutions from a single vendor with scale and a very strong balance sheet. The minimal overlap provides near-term opportunities for cross-selling of products to the combined customer base.

The company will provide solutions to serve a broad cross-section of industries. Intentia’s industry-specific focus in fashion, food and beverage, wholesale, asset-intensive and manufacturing areas is complementary to Lawson’s focus in healthcare, retail, government, education, and financial services.

Lawson’s strong US presence complements Intentia’s strength in Europe and the Asia-Pacific region. The combined company will have a large, balanced global presence with approximately 45 percent of the combined revenues from North America, 45 percent from Europe and 10 percent from the Asia-Pacific region.

The new company will be the largest enterprise applications supplier dedicated to the mid-market customer segment, offering solutions that can scale to meet the needs of the largest enterprises. Industry analysts anticipate spending on business software by small and mid-sized companies to increase after years of lagging IT investments. Both Lawson and Intentia have demonstrated success in meeting the unique requirements of mid-market clients, and the scale of the new company provides added resources to dedicate to this fast-growing market segment.

“This agreement is a milestone for both Lawson and Intentia and I am pleased to have Romesh join me as co-chairman of the board of directors. The combination of two companies of similar size will provide the scale to greatly enhance our global competitive position, and will present a strong new choice in the enterprise applications marketplace to fill the gap created by industry consolidation,” said Richard Lawson. “The mid-market needs a provider with global reach, a broad product portfolio, industry-specific solutions across multiple categories, world-class partners and staying power. In addition, the combination positions Lawson in the top tier among enterprise applications providers worldwide and creates one of the largest providers of enterprise applications for IBM environments. Intentia is among the top IBM eServer partners globally and Lawson has been a leading provider of enterprise applications for the IBM eServer platform for many years. We are committed to continued investments in R&D to enhance our existing products as well as new applications using our recently announced Landmark development process.”

Based on a service-oriented architecture, Landmark is designed to enable Lawson and its clients to quickly and easily modify and customize business processes for rapidly changing specific business or technology needs.  The new model dramatically reduces the source coding required for applications and will result in virtually error-free, consistent Java code.  Landmark will complement Intentia’s suite of Java-based, enterprise scale applications that conform to industry standards for integration, interoperability, and service-orientated architecture.

Lawson reported revenues of USD 364 million in the fiscal year ended May 31, 2004, and Intentia reported revenues of SEK 2,983 million (approximately USD 406 million) for the fiscal year ended December 31, 2004. Pro forma financial information for the combined companies on a US GAAP (generally accepted accounting principles) basis is not presently available and will be provided in the Offer Prospectus and Lawson’s Registration Statement on Form S-4 in the United States.  In addition, Intentia’s financial statements that are reconciled to US GAAP are not presently available.  Lawson and Intentia anticipate that such reconciliation will reallocate both revenues and expenses for Intentia among different periods than reported under Swedish GAAP, and under certain circumstances, some Intentia revenue recognized under Swedish GAAP, but deferred in the US GAAP reconciliation, will not be recognized in future periods as a result of customary purchase accounting.  These non-cash US GAAP reconciling adjustments and the non-cash purchase accounting adjustments could be substantial.

Lawson and Intentia expect the net effect of the transaction will be accretive to earnings in the first year after the close of the transaction.

The Offer

Lawson and Intentia will effect their business combination through a recommended public offer (the “Offer”) for (i) all outstanding Intentia Series A and Series B shares and (ii) all outstanding warrants to purchase Series B shares, in exchange for shares of Lawson common stock.  Under the Offer, Lawson would issue approximately 81 million shares of its common stock, with an aggregate transaction value of approximately USD 480 million, based on the closing price of the Lawson common stock on May 31, 2005.  The Offer is expected to result in Lawson’s stockholders owning approximately 56.75 percent, and Intentia’s stockholders owning approximately 43.25 percent, of Lawson based on the Lawson capital stock and Series A and Series B Intentia capital stock, calculated on a fully-diluted basis using the treasury method.  Lawson and Intentia have entered into a Transaction Agreement in connection with the Offer and certain stockholders of each company have entered into Irrevocable Undertakings with respect to the Offer.  Lawson and Intentia intend that the Merger (as defined) and the exchange of the Intentia shares and warrants pursuant to the Offer, together, will qualify as an exchange within the meaning of Section 351 of the United States Internal Revenue Code.

In connection with the Offer, Lawson plans, subject to completion of documentation required by applicable laws and regulations as mutually agreeable to both parties, to make an offer to purchase all outstanding 5% Convertible Subordinated Notes due 2006 (the “Notes”) of Intentia for cash equal to the principal amount of each outstanding Note plus accrued but unpaid interest, if any, to the end of the acceptance period.

As a technical matter, the Offer will be made by Lawson Holdings, Inc, (“Holdings”), a new Delaware holding corporation created to effect the Offer.  At the time all conditions to the Offer are satisfied or waived, subject to shareholder approval, Lawson Software will complete the holding company reorganization (the “Restructuring”).  As part of the Restructuring, Lawson Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Holdings, will merge with and into Lawson Software, with Lawson Software as the surviving corporation (the “Merger”).  By virtue of the Merger, each share of Lawson Software’s outstanding common stock will be converted, on a one share for one share basis, into a share of Holdings common stock.  Lawson Software will become a wholly owned subsidiary of Holdings, which will become the public company listed on Nasdaq with the same capitalization, articles and bylaws as Lawson Software, and will assume all of Lawson Software’s obligations under existing stock option plans or grants.  The consideration under the Offer will be newly issued shares of Holdings common stock.  All references to Lawson include

Lawson Software in this press release prior to the Restructuring and Holdings as the successor public company after the Restructuring.

In the offer:

•      Lawson is offering 0.5061 newly issued share of Lawson common stock for each outstanding Series A share(2).

•      Lawson is offering 0.4519 newly issued share of Lawson common stock for each outstanding Series B share.

•      Lawson is offering 0.2157 newly issued share of Lawson common stock for each warrant to purchase Series B shares of Intentia.

No commission will be charged on securities tendered under the Offer.  To the extent holders of Intentia’s securities are entitled to receive fractions of Lawson shares, such fractions will be sold by a financial institution on a best efforts basis on the Nasdaq National Market on behalf of the Intentia security holders and the proceeds remitted in SEK to the Intentia security holders so entitled.  Lawson does not currently hold any shares issued by Intentia.

Lawson expects to apply to list Swedish Depositary Receipts for Lawson common stock on the O-list of the Stockholm Exchange pursuant to the Stockholm Exchange’s policy on secondary listing.

The laws of Sweden, the Swedish Industry and Commerce Stock Exchange Committee’s (Näringslivets Börskommitté) rules concerning public offers for the acquisition of shares (“NBK’s Rules”) and the Securities Council’s (Aktiemarknadsnämnden) rules of interpretation and implementation shall apply to the Offer.

The offer for the Notes will be financed by liquid funds and existing credit facilities within the Lawson group.

(2)           The Swedish Securities Council has in its statement 2005:13 stated that the premium paid for Series A shares compared to Series B shares, 12 percent, is in compliance with best practice (Sw. god sed) on the Swedish stock market.

Offer Premium and Offer Value

Based on the closing prices for Lawson and Intentia Series B shares on the Nasdaq National Market and the Stockholm Stock Exchange, respectively, on May 31, 2005, the Offer for the Series B shares corresponds to a premium of approximately 36 percent.

Assuming full acceptance of the Offer, approximately 81 million shares in Lawson will be issued. Based on the closing price for Lawson shares on May 31, 2005, the total value of the Offer amounts to approximately SEK 3.6 billion (USD 480 million) based on the currency exchange rate of USD 0.135 per SEK.

Recommendation by the Intentia Board of Directors

After careful consideration, the Intentia board of directors unanimously determined that the Offer, the Transaction Agreement and the transactions contemplated thereby are advisable and fair to and in the best interests of Intentia and its stockholders, approved the Transaction Agreement and the transactions contemplated thereby, and unanimously recommends the acceptance of the Offer by Intentia’s stockholders and holders of the Notes.

The Intentia board of directors has retained Deutsche Bank Securities as exclusive financial advisor in connection with the Offer. Deutsche Bank Securities has provided a fairness opinion to the Intentia board that, as of June 2, 2005, the Series B exchange ratio is fair, from a financial point of view, to the holders of the Series B shares of Intentia.  The entire opinion will be included in the Offer prospectus and Registration Statement.

Recommendation by the Lawson Board of Directors

After careful consideration, Lawson’s board of directors unanimously approved the Offer, the Merger, the Transaction Agreement and the transactions contemplated thereby and recommended that the Lawson stockholders approve the Merger and the issuance of the Lawson shares of common stock in connection with the Offer.

The Lawson board of directors has retained Lehman Brothers as exclusive financial advisor in connection with the Offer. Lehman Brothers has provided a fairness opinion to the Lawson board regarding the fairness to Lawson, as of the date of such opinion, of the blended exchange ratio to be paid by Lawson in the Offer.  The entire opinion will be included in the Offer prospectus and Registration Statement.

Conditions to the Offer

Completion of the Offer is subject to satisfaction of the following conditions:

1. That the Offer is accepted to such an extent that Lawson becomes the owner of shares (including warrants to purchase shares) representing more than 90% of each of the outstanding shares and voting power in Intentia on a fully diluted basis (defined for this purpose to include all shares issuable pursuant to outstanding warrants but exclude shares issuable pursuant to outstanding convertible securities);

2. That the recommendation by the Board of Directors of Intentia that Intentia shareholders accept the Offer has not been withdrawn or materially adversely modified;

3. That the shares of Lawson to be issued under the Offer are approved for listing on the Nasdaq National Market;

4. That all necessary approvals from public authorities, including competition authorities, are obtained on terms reasonably acceptable to Lawson;

5. That Lawson’s Registration Statement on Form S-4 in the United States, which will register the shares of Lawson common stock to be issued pursuant to the Offer, has become effective under the Securities Act of 1933, as amended, and is not the subject of any stop order or proceeding seeking a stop order;

6. That Lawson’s stockholders have approved the Merger and the issuance of the Lawson shares in connection with the Offer by the required vote under Nasdaq rules;

7. That no buyer publicly announces an offer to acquire shares in Lawson, which, based on the good faith determination by the Board of Directors of Lawson of its fiduciary obligations to its stockholders under law in the United States, results in the withdrawal or material, adverse modification of the recommendation by the Board of Directors of Lawson that the Lawson stockholders approve the Merger and the issuance of shares of Lawson in connection with the Offer; provided that the Lawson Board of Directors may not withdraw or modify its recommendation unless (i) it receives an alternative acquisition proposal, (ii) it provides Intentia prior notice of Lawson’s Board meeting to consider the alternative proposal, (iii) a majority of Lawson’s Board makes a good faith determination (with the consultation of its legal and financials advisors) that the alternative acquisition proposal represents a superior proposal, (iv) Lawson’s Board determines in good faith that the Board recommendation change is required in order to satisfy the Board’s fiduciary duties to Lawson’s stockholders, and (v) Lawson shall not have violated its non-solicitation obligation to Intentia;(3)

(3)           The Swedish Securities Council has in its statement 2005:16 stated that a condition of this type is in compliance with best practice (Sw. god sed) on the Swedish stock market provided that the assessment of the Board of Directors is based on a professional legal analysis of US Law.

8. That Intentia does not take any measures which are reasonably likely to have a material adverse effect on the satisfaction of the conditions to the Offer or its implementation, including any of the following that are reasonably likely to have such an effect: (i) disposing of a material part of Intentia’s assets, (ii) declaring or paying any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of Intentia’s capital stock, (iii) increasing or agreeing to increase the compensation payable or to become payable to Intentia’s officers or, except in accordance with past practice, employees, (iv) granting or agreeing to grant any severance or termination pay except in accordance with past practice or with the consent of Lawson, or (v) operating Intentia in a manner other than in the ordinary course of its business;

9. That prior to the expiration of the acceptance period, the combination of Lawson and Intentia is not prohibited or significantly impaired, or the ownership or operation of Intentia by Lawson is prohibited or significantly impaired, as the result of legislation, actions of a court or public authority, or similar events in Sweden, in the United States, or in another country, which have occurred or is expected to occur;

10. That no material adverse effect on Intentia’s financial condition or operations has occurred or exists; “material adverse effect” shall mean any change, effect, event, state of facts or inaccuracy (including, without limitation, any inaccurate or misstated information made public by Intentia or any information which should have been made public by Intentia and has not been made public), that has not been made public or disclosed in writing to Lawson prior to the announcement of this Offer and that has had a material adverse effect on Intentia’s business, results of operations, or financial condition; provided, however, no changes, effects, events or state of facts related to any of the following shall be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a material adverse effect: (a) conditions affecting the software industry generally or the economy of any country where Intentia has conducted operations generally; (b) the announcement or pendancy of the Offer; (c) conditions affecting general world-wide economic, business or capital market conditions; (d) changes in applicable laws or accounting principles after the date hereof; or (e) an outbreak or escalation of hostilities involving the United States or Sweden, the declaration of the United States or Sweden of a national emergency or war, or the occurrence of any acts of terrorism;

11. That Intentia, after the date of this press announcement, has not issued any shares of its capital stock or granted any options, rights or warrants to purchase any such capital stock or any securities convertible into or exchangeable for any such capital stock, except upon the exercise of warrants, options or convertible securities outstanding on the date hereof or with the prior written approval of Lawson; and

12. Lawson shall have received an opinion of Dorsey & Whitney LLP, counsel to Lawson, and Intentia shall have received an opinion of O’Melveny & Myers LLP, counsel to Intentia, respectively, that the Merger and the exchange of the Intentia shares and warrants pursuant to the Offer, together, will qualify as an exchange within the meaning of Section 351 of the United States Internal Revenue Code.

Lawson may withdraw the Offer in the event that it is clear that any of the above conditions are not fulfilled or cannot be fulfilled. However, with regard to the conditions 2 through 5 and 7 through 12 such withdrawal will only be made provided that the failure of the relevant condition is of material importance to Lawson’s acquisition of Intentia.

Lawson reserves the right to waive, in whole or in part, all of the conditions set out above, save for conditions 3 through 6 and 12. However, condition 1 will not be waived if Lawson would obtain less than 70% of the outstanding shares and voting power of Intentia.

Irrevocable Undertakings

Symphony Technology Group (“Symphony”) and Tennenbaum Capital Partners, LLC (“Tennenbaum”), which group owns in the aggregate 4,580,384 shares of Series A and 59,217,099 shares of Series B in Intentia, representing 38 percent of the capital and 49 percent of the votes in Intentia, and 23,000,000 warrants to purchase Series B shares of Intentia, representing all of Intentia’s outstanding warrants, have each undertaken, pursuant to an agreement providing that such undertakings shall be irrevocable until the closing of the Offer or that date which is six months following termination of the Offer: (i) to accept the Offer, tender all of their shares and warrants and not withdraw their shares or warrants once tendered, (ii) to vote against competing acquisition proposals, (iii) not to transfer any of their Intentia shares or warrants and (iv)  not to solicit competing proposals for the acquisition of Intentia.

Richard Lawson, John Cerullo and William Lawson, which group owns 35,526,226 shares of Lawson common stock, or 35 percent of the outstanding shares, have each undertaken, pursuant to an agreement providing that such undertakings shall be irrevocable until the closing of the Offer or that date which is six months following termination of the Offer: (i) to vote all of their respective Lawson shares at the Special Meeting of Lawson Stockholders in favor of the Merger and the approval of the issuance of Lawson Shares to be offered to Intentia stockholders in the Offer, (ii) to vote all of their respective Lawson shares at the Special Meeting of Lawson Stockholders against any competing acquisition proposals and (iii) not to transfer any of their Lawson shares, and (iv) not to solicit competing proposals for the acquisition of Lawson.

Transaction Agreement

Lawson and Intentia have entered into a Transaction Agreement in connection with the Offer.  Each of the parties has agreed that it will not to solicit, encourage or facilitate an alternative acquisition proposal for such party, or furnish information regarding such party to a third party and it will notify the other party upon receipt of any alternative acquisition proposals.  Neither party will engage in any discussions with any third party with respect to an alternative acquisition proposal, or provide information to such third party, unless a party receives a bona fide unsolicited written acquisition proposal and a majority of such party’s board (with the consultation of its legal and financial advisors) in a good faith determines that such proposal represents a superior proposal and that such discussions with the third party are required in order to comply with such party’s fiduciary obligations to its stockholders.

Lawson and Intentia have also agreed that their respective board recommendations shall not be amended, modified or altered in any way adverse to the other party, unless the party changing its recommendation (i) receives an alternative acquisition proposal, (ii) provides the other party prior notice of the party’s board meeting to consider the alternative proposal, (iii) the majority of that party’s board has made a good faith determination (with the consultation of its legal and financial advisors), that the alternative acquisition proposal represents a superior proposal, (iv) the party’s board determines in good faith that the board recommendation change is required in order to comply with such party’s fiduciary obligations to its stockholders, and (v) the party shall have not violated its non-solicitation obligations to the other party.

Lawson has agreed to extend the Offer for successive extension periods not in excess of ten (10) business days per extension if, at the scheduled expiration date of the Offer or any extension thereof, the Conditions 1 or 4 set forth above shall not have been satisfied or waived up through any termination of the Transaction Agreement in accordance with its terms.

Intentia has agreed to redeem the Notes, subject to the announcement that the conditions to the Offer have been fulfilled, on the date set for the expiration of the acceptance period for the Offer contained in the Offer Prospectus, as such date may be extended in accordance with the Transaction Agreement.

Lawson shall pay Intentia a termination fee of $14,250,000 under certain circumstances if (A) an alternative acquisition proposal is made, the Offer is not consummated, and an acquisition of Lawson is subsequently consummated, or (B) the board of Lawson amends, modifies or alters its recommendation to its stockholders regarding the Offer in a manner adverse to Intentia.

Intentia shall pay Lawson a termination fee of $5,400,000 under certain circumstances if (A) an alternative acquisition proposal is made, the Offer is not consummated, and an acquisition of Intentia is subsequently consummated, or (B) the board of Intentia amends, modifies or alters its recommendation to its stockholders regarding the Offer in a manner adverse to Lawson.

Preliminary Timetable

It is estimated that an Offer prospectus will be distributed to the shareholders of Intentia as soon as possible after Lawson’s Registration Statement on S-4 is declared effective in the United States.  Under applicable Swedish rules, the Offer prospectus is required to be distributed no later than five weeks following the date of this press release.  Lawson has obtained an exemption from this requirement from the Swedish Securities

Council in order to coordinate its compliance with laws and rules in both Sweden and the United States.  The acceptance period of the Offer, which will last at least 20 business days, will be set out in the Offer Prospectus. Lawson reserves the right to extend the acceptance period and Lawson will extend the acceptance period for consecutive 10 business day periods under certain circumstances.  The Offer is expected to close prior to December 31, 2005.  As further information regarding the timing becomes available, Lawson will announce it.

Advisors

Lehman Brothers, Inc. is Lawson’s financial advisor in conjunction with the Offer.  Dorsey & Whitney LLP and Gernandt & Danielsson Advokatbyrå KB are Lawson’s legal counsel in conjunction with the Offer.

Deutsche Bank Securities Inc. is Intentia’s financial advisor in conjunction with the Offer.  O’Melveny & Myers LLP and Linklaters Advokatbyrå AB are Intentia’s legal counsel in conjunction with the Offer.

Conference Call

The companies will host a conference call to discuss today’s announcement at 3:00 p.m. CET/ 9:00 a.m. U.S. EDT today, June 2, 2005.  Interested parties may listen to the call by dialing 1-888-942-8134 if dialing from the United States. or +1-517-308-9017 if dialing from a location outside the United States.  The passcode is Lawson 62. A live webcast will also be available on www.intentia.com and www.lawson.com.  Interested parties should dial into the conference call or access the webcast approximately 10-15 minutes before the scheduled start time.  A replay will be available approximately one hour after the conference call concludes and will remain available through the close of business June 16, 2005.  The replay number is 1-888-277-9385 in the U.S. and +1-402-998-0509 for callers from outside the United States.  The webcast will remain on www.intentia.com and www.lawson.com for approximately two weeks.

About Lawson

Lawson provides business application software and services that put time on the side of services organizations in the healthcare, retail, government and education, banking and insurance and other markets.  Lawson’s software suites include enterprise performance management, distribution, financials, human resources, procurement, retail operations and service process optimization.  Headquartered in St. Paul, Minnesota, Lawson has offices and affiliates serving North and South America, Europe and Africa.  Additional information is available at www.lawson.com.

About Intentia

Intentia is a global enterprise solutions provider 100% dedicated to bringing software applications and consulting services to companies whose core processes involve manufacturing, distribution and maintenance.

Intentia customers are typically medium to large organizations that operate in complex supply chains with tough competition and limited internal resources. They require the reliability, experience and security of a substantial supplier with the flexibility and specialist knowledge of their industries and processes.

Intentia solutions are built from the ground up with the specific needs of these customers in mind, and the ability to grow and change easily with their businesses. They simplify complex processes, anticipate customer demands and deliver added value in both the short and long term—making them the intelligent choice.

Intentia was founded in 1984 and serves over 3,000 customer sites in some 40 countries around the world. Our business solutions currently comprise enterprise management, supplier relationship management, customer relationship management, supply chain management, value chain collaboration, enterprise performance management and workplace management.

Intentia is a public company traded on the Stockholm Stock Exchange (XSSE) under the symbol INT B. Visit Intentia’s website at www.intentia.com for press information including press releases, information for investors, and company and product information.

Forward-Looking Statements

Management of Lawson and Intentia believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Lawson and Intentia with respect to these items.

These forward looking statements including statements regarding the expected closing date of the transaction, accretive nature of the acquisition, the expected benefits of the combination and growth of the combined entity, projected future customers, opportunities for growth, the purchase price, the number of shares of Lawson stock to be issued and other statements that are not historical fact. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements and are subject to certain risks, uncertainties and other factors that are beyond the control of Lawson and Intentia.

Such risks and uncertainties include but are not limited to, the companies’ ability to integrate operations and retain key personnel, satisfaction of conditions to closing, including regulatory approvals; changes in the demand for business process software solutions, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Lawson’s Quarterly report on Form 10-Q, for the quarter ended February 28, 2005. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Additional Information And Where To Find It

Lawson intends to file a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on or about September 27, 2004. This document is available free of charge by contacting the SEC or Lawson as indicated above.